APPLICATION FOR WITHDRAWAL
                                       OF
                         THE COMMERCIAL BANCORP, INC.'S

                        REGISTRATION STATEMENT 333-65177



     The Commercial Bancorp, Inc., pursuant to 17 C.F.R. 230.477, files this application to withdraw its registration statement 333-65177 filed with the Securities and Exchange Commission on October 1, 1998. The registration statement has not yet been declared effective.

     The Commercial Bancorp, Inc. intended to use a substantial portion of the net proceeds of the offering to organize and operate a new state bank in Sebring, Florida. The Commercial Bancorp, Inc. no longer intends to open this new bank and therefore the primary purpose of the offering no longer exists.


                                                    THE COMMERCIAL BANCORP, INC.



Date:  March 24, 1999          By:   /s/ Gary G. Campbell
       --------------                    ---------------------------------
                                         Gary G. Campbell, President & CEO